FEDERAL INSURANCE COMPANY
Endorsement No.:	11
Bond Number:	81804170
NAME OF ASSURED: FIRST EAGLE FUNDS AND FIRST EAGLE VARIABLE FUNDS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 10 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on October 18, 2013.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 18, 2014

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	12

Bond Number:	81804170

NAME OF ASSURED: FIRST EAGLE FUNDS AND FIRST EAGLE VARIABLE FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

First Eagle Funds
First Eagle Variable Funds
First Eagle Global Fund
First Eagle Overseas Fund
First Eagle U.S. Value Fund
First Eagle Gold Fund and its Cayman Islands Subsidiary, First Eagle Gold Cayman Fund, Ltd.
First Eagle Fund of America
First Eagle Overseas Variable Fund
First Eagle High Yield Fund
First Eagle Global Income Builder Fund
First Eagle U.S. Value Cayman Fund, Ltd., a wholly owned subsidiary of First Eagle U.S. Value Fund
First Eagle Global Cayman Fund, Ltd., a wholly owned subsidiary of First Eagle Global Fund
First Eagle Overseas Cayman Fund, Ltd., a wholly owned subsidiary of First Eagle Overseas Fund

First Eagle Flexible Risk Allocation Cayman Fund, Ltd., a wholly owned subsidiary of First Eagle Flexible
Risk Allocation Fund

This Endorsement applies to loss discovered after 12:01 a.m. on October 18, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 18, 2014

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1